1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: H. S. Sangra Our File No.: A5000309 Direct Line: 604-692-3022 Email: hsangra@sangramoller.com

April 13, 2022

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charles Eastman and Jean Yu

Office of Manufacturing

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”)

Form 10-K for the year ended December 31, 2021 (the “2021 10-K”)

File No. 000-51826

We act as counsel for the Company and write in connection with the letter dated April 6, 2022 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the 2021 10-K. On behalf of the Company, we provide the following response to your comments.

For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company’s response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 59

1.

Please discuss your material cash requirements from known contractual and other obligations as of December 31, 2021, the anticipated source of funds needed to satisfy such cash requirements and the relevant time period for the related cash requirements in accordance with Item 303(b)(1) of Regulation S-K. In this regard, we note you have purchase obligations relating to take-or pay contracts of approximately $283 million as of December 31, 2021. For further guidance refer to Instruction 4 to Item 303(b) of Regulation S-K.

The Company acknowledges your comment.

April 13, 2022	2

With respect to $283 million of purchase obligations disclosed in Note 21(a) of the Company’s 2021 financial statements, we advise that this is the aggregate calculated obligations over a five-year period. The breakdown of the foregoing on an annual basis is about as follows:

Year	Amount (in 000’s)
2022	$96,485
2023	$62,459
2024	$49,681
2025	$33,965
2026	$20,802
2027	$20,443

The annual purchase obligations are not a material component of the Company’s overall operations and operating expenses. For example, we note that the 2022 commitments of $96,485(1) is about 7.7% of the Company’s 2021 consolidated Costs and Expenses of $1,245,622(1)(2).

We advise that the purchase obligations primarily relate to the purchase of fiber (wood chips and logs) which are the Company’s largest manufacturing cost. Such fiber purchase arrangements are entered into by the Company’s pulp mills with a number of distinct fiber suppliers in the ordinary course of business. Although described as take or pay, they are subject to regional customary terms and many of such arrangements have the fiber price indexed to the selling price of pulp (e.g. a percentage of pulp selling prices), provide for customary seller and purchaser force majeure rights and many permit the seller and the purchaser (a Company mill) to defer or cancel volumes for market related reasons, including downtime at the Company’s or seller’s mills. As a result of the foregoing, including their nature and amount over a five-year period, such purchase obligations are a small part of the Company’s operations and costs and easily managed by it in the ordinary course of its business. The Company does not believe the subject purchase obligations will or will reasonably be likely to have a material effect on its liquidity and capital resources.

On page 60 of its 2021 Form 10-K, the Company discloses its “Sources and Uses of Funds”. It discloses that its principal uses of funds consist of operating expenditures (which include the above purchase obligations), capital expenditures and interest payments on its Senior Notes. The Company describes its historical 2021 and 2020 capital expenditures and interest expense in a table on page 61 of the 2021 10-K. It also discloses its expected capital expenditures for 2022 on page 61. Page 61 of the 2021 Form 10-K also, among other things, discloses as at December 31, 2021 the Company’s cash and cash equivalents and availability under its revolving credit facilities.

The Company submits that it will clarify in its future financial statement disclosure regarding the nature of such purchase obligations including, among other things, that they are over a five-year period.

[1]	In Thousands.
[2]	Excluding depreciation and amortization of $132,117 and selling, general and administrative expenses of $78,933.

April 13, 2022	3

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Rod Talaifar of our office at (604) 692-3023.

Yours truly,

1.	SANGRA MOLLER LLP

/s/ H.S. Sangra

Per:

H.S. Sangra

/s/ Rod Talaifar

Per:

Rod Talaifar

cc.	Mercer International Inc.

Attention: David K. Ure